SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)


                           Per-Se Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584028104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Peter Woodward c/o Regan Partners, L.P.
                        32 East 57th Street, 20th Floor
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  584028104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,656,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,656,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,656,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

14.  TYPE OF REPORTING PERSON*

     PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  584028104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     328,901

8.   SHARED VOTING POWER

     2,485,733

9.   SOLE DISPOSITIVE POWER

     328,901

10.  SHARED DISPOSITIVE POWER

     2,485,733

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,814,634

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14.  TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  584028104
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value, in Per-Se Technologies, Inc.

     The name and address of the principal executive and business office of the Issuer is:

     Per-Se Technologies, Inc.
     2840 Mt. Wilkinson Parkway
     Suite 300
     Atlanta, Georgia  30339
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(f)

     This statement is being filed on behalf of the Reporting Persons. Mr. Regan is the general partner of Regan Partners, L.P., a New Jersey limited partnership (the "Partnership"), and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over one managed account which hold Shares of the Issuer (the "managed account").

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Partnership owns 1,656,500 Shares; and Basil P. Regan is deemed to beneficially own 2,814,634 Shares.

     All of the Shares were purchased in open market transactions by the Reporting Persons.

     The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Reporting Persons, affiliates and personal funds. No funds were borrowed to purchase any of the Shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

In a letter to the Chairman of the Audit Committee of the Issuer dated April 5, 2004, the Reporting Persons voiced their dissatisfaction over the Audit Committee's handling of events surrounding the preparation of the 2003 financial statements. A copy of the letter is attached as Exhibit C.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)-(e)

     As of the date hereof, the Partnership owns 1,656,500 Shares and Mr. Regan is deemed to be the beneficial owner of 2,814,634 Shares. Based on the Issuer's filing on Form 10-Q on November 5, 2003, there were 31,254,618 Shares outstanding. Therefore, the Partnership owns 5.3% and Mr. Regan is deemed to beneficially own 9.0% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they own or are deemed to beneficially own.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to April 5, 2004 is filed herewith as Exhibit B.

         3. A letter to the Chairman of the Audit Committee of the Board of Directors dated April 5, 2004 is filed herewith as Exhibit C.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          REGAN PARTNERS, L.P.

                                            By: /s/ Basil P. Regan
                                               ---------------------------------
                                                 Basil P. Regan, General Partner


                                          BASIL P. REGAN

                                                /s/ Basil P. Regan+
                                          --------------------------------------
                                                    Basil P. Regan

April 6, 2004


+The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit A

                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated April 6, 2004 relating to the Common Stock of Per-Se Technologies, Inc. shall be filed on behalf of the undersigned.

                                          REGAN PARTNERS, L.P.

                                            By:     /s/ Basil P. Regan
                                               ---------------------------------
                                                 Basil P. Regan, General Partner


                                          BASIL P. REGAN

                                                /s/ Basil P. Regan
                                          --------------------------------------
                                                    Basil P. Regan

                                   Exhibit B

                            Schedule of Transactions


                                                   Number of Shares
        Date                Price Per Share        Purchased/(Sold)

REGAN PARTNERS, L.P.

      2/12/04                    15.09                 (120,000)
      2/17/04                    15.54                  (25,000)


BASIL P. REGAN

       2/9/04                    14.35                    (1000)
      2/10/04                    14.10                    (4000)
      2/10/04                    14.70                    (1000)
      2/13/04                    15.41                    (2000)
      2/17/04                    15.67                    (3000)
      2/18/04                    15.95                    (2000)
      2/19/04                    15.55                    (2000)
       3/1/04                    14.22                     (300)
      3/09/04                    13.95                    (3000)
      3/09/04                    13.98                    (3000)
      3/09/04                    14.04                     (267)
      3/09/04                    14.19                      (33)
       4/5/04                     8.58                   20,000

                                   Exhibit C

                           REGAN FUND MANAGEMENT LTD.

32 East 57th Street, 20th Floor                              +1 (212) 317-1640
New York, NY 10022                                      Fax: +1 (212) 317-1648



                                                        April 5, 2004

Mr. Jack Pope
Chairman, Audit Committee
Board of Directors
Per-Se Technologies,
Inc. 2840 Mount Wilkinson Blvd.
Atlanta, GA 30339

VIA EMAIL AND MAIL

Dear Mr. Pope,

Regan Fund Management has been a large shareholder of Per-Se Technologies for over five years and has worked constructively through several challenges with the management and Board of Directors. Until recently, I firmly believed that the external challenges which plagued the company through it's "turnaround" were behind us and that continued strong execution by the current management team would yield rewards for all shareholders. Recent events have proven that my conclusion was premature.

The management team, led by Phil Pead, has done a commendable job returning the business to profitability, generating three years of earnings growth, and positioning the company for meaningful revenue growth.

The events surrounding the conclusion of the 2003 year-end audit and required filing on Form 10-K with the SEC have resulted in significant damage to the value of the common stock of Per-Se of over 50 percent. Worse, it threatens the credibility of the management team and Board in the eyes of investors. For the audit process to run so disastrously that it can result in such loss of value is inexplicable and unforgivable. It in effect undercuts the hard work of the management team over the last three years. I suspect it has already had some impact on the confidence of current and prospective customers, and this impact can only grow the longer the delay goes on and questions exist. To me, there is no viable explanation for an issue of this magnitude to have been overlooked or misunderstood, and it is the responsibility of the audit committee to ensure that it is resolved quickly.

Removals from the Board at this time would clearly send the wrong message to shareholders, otherwise I would consider that a viable option. Members of the board, with few exceptions, have purchased little to no common stock with their own money, leaving the real owners of the company to bear the full burden of the audit committee's complacency. I hope this situation will begin to change at the first available trading opportunity.

I will call you this week to discuss these points.


                                                        Sincerely,

                                                 /s/ Basil P. Regan
                                                 ------------------
                                                    Basil P. Regan


Cc:     Mr. David McDowell (via email)
        Mr. Jeffrey Ubben (via email)
        Mr. Philip Pead (via email)


01394.0002 #476768